

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2019

Joseph Truitt
President and Chief Executive Officer
Achillion Pharmaceuticals, Inc.
1777 Sentry Parkway West, Building 14, Suite 200
Blue Bell, PA 19422

> **Re: Achillion Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 5, 2019**
> **File No. 001-33095**

Dear Mr. Truitt:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Katherine D. Ashley - Skadden, Arps, Slate, Meagher & Flom LLP